AAMES FINANCIAL CORPORATION
Basic and Diluted Net Loss Per Common Share				Exhibit 11
For the three and nine months ended March 31, 2002 and 2001

	Three Months Ended		Nine Months Ended
	March 31,		March,
	2002	2001	2002	2001
Basic net loss per common share:

Net income	$ 2,197	$ (33,216)	$ 4,360	$ (31,512)
Less: Accrued dividends on Series B, C and
D Convertible Preferred Stock	(4,476)	(3,306)	(13,181)	(9,721)
Basic net loss to common stockholders	(2,279)	(36,522)	(8,821)	(41,233)
Basic weighted average number of common
shares outstanding	6,451	6,211	6,372	6,211
Basic net loss per common share	$ (0.35) =====	$ (5.88) ======	$ (1.38) =====	$ (6.64) ======

Diluted net loss per common share:

Diluted net loss to common stockholders	$(2,279) ======	$ (36,522) =======	$(8,821) ======	$ (41,233) =======
Diluted weighted average number of
common shares outstanding	6,451 =====	6,211 =====	6,372 =====	6,211 =====

Diluted net loss per common share	$ (0.35) ======	$ (5.88) ======	$ (1.38) ======	$ (6.64) ======